EXHIBIT C

FOR IMMEDIATE RELEASE                                              PRESS RELEASE


SANDELL NOTIFIES SYBASE OF INTENTION TO NOMINATE ALTERNATIVE SLATE OF DIRECTORS AT 2008 ANNUAL MEETING


NEW YORK, DECEMBER 28TH, 2007 - Sandell Asset Management Corp. ("Sandell") announced that it has notified Sybase, Inc. (the "Company") (NYSE:SY) of its intention to nominate three highly qualified independent candidates for election to the board of directors at the 2008 annual meeting of stockholders. This action follows the letter and presentation sent to the Company on October 12th, 2007 that detailed specific actions Sandell believed the Company should take to improve value for all shareholders. Specifically, Sandell requested that the Company's management and board of directors immediately take one or more of the following actions:

     1. IPO and spin-off 100% of Mobility segment
     2. Aggressive use of the balance sheet to repurchase shares
     3. Sale of the Company in whole or in part

Since that time, the Company has taken no discernable action on any of these initiatives, nor has it taken any of its own actions to improve value. Sandell continues to believe that the actions detailed in its letter and presentation would materially improve the Company's valuation to the benefit of all shareholders. Sandell and its affiliates currently intend to conduct a proxy solicitation seeking to elect this minority slate to the board.

"We have attempted to encourage the Company, both publicly and privately, to take action to improve its current discounted share price, but have been very frustrated by the apparent complacency of the board and management toward creating value. We feel that shareholder representation on the board is warranted to ensure that all alternatives are considered and a course of action is taken to close the gap between the current share price and its inherent value," said Thomas E. Sandell, founder, principal and Chief Executive Officer of Sandell Asset Management Corp. "We still hope to work constructively with the Company to improve the value for all shareholders."

Sandell's director nominees for the 2008 annual meeting of stockholders are:

NICK GRAZIANO is a Managing Director of Sandell Asset Management Corp., an investment manager, and has over 12 years of financial management experience. Mr. Graziano has been with Sandell since September 2006. From February 2004 to July 2006, Mr. Graziano was an investment analyst with Icahn Partners, the primary investment vehicle of Carl C. Icahn. From February 2002 to February 2004, Mr. Graziano was an analyst with March Partners LLC, a global event-driven hedge fund. From 1995 to 2001, Mr. Graziano held positions in the Investment Banking Departments of Thomas Weisel Partners and Salomon Smith Barney. Mr. Graziano earned a BA in Economics from Duke University in 1994 and an MBA in Finance from Duke University in 1995. Mr. Graziano currently serves on the Boards of Directors of WCI Communities, Inc. (NYSE: WCI), InfoSpace, Inc. (NASDAQ: INSP) and previously served on the board of directors of WestPoint International, Inc. and HowStuffWorks, Inc.

JOHN S. MCFARLANE has been active in the high technology industry for over 25 years primarily in the software and systems business. He is currently a Board member and the interim President and Chief Executive Officer at Exar Corporation, a fabless semi-conductor company. He has served as a Director of


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Pitney Bowes Inc.,  a $6 billion  mailstream  technology  & document  management company since 2000. In 2004 and 2005, Mr. McFarlane was the Chairman and Chief Executive Officer of Ascendent Systems, a private communications software company acquired by Research in Motion. From 2003 to 2005, Mr. McFarlane served as a member of the Board for Creo Inc., a supplier of digital pre-press equipment that was sold to Kodak in June of 2005. He has also been a member of the Board at Objectivity Inc. a leader in object oriented data management software since 1999. Previously Mr. McFarlane held executive positions at Sun Microsystems including President of the Software Division, and also held executive positions at Nortel Networks. Mr. McFarlane holds an MBA and B.Sc. degree.

JONATHAN MACEY has, since 2004, been the Sam Harris Professor of Corporate Law, Corporate Finance and Securities Law at the Yale Law School, and Professor in the Yale School of Management. Professor Macey is Deputy Dean of Yale Law School and a member of the Board of Directors of the Yale Law School Center for the Study of Corporate Law. Professor Macey also serves as Chairman of the Yale University Advisory Committee on Investor Responsibility, which develops recommendations for presentation to the Yale Corporation concerning ethical investing by Yale's endowment at annual corporate meetings. Professor Macey currently serves on the Boards of Directors of WCI Communities, Inc. (NYSE:
WCI). Professor Macey was also the President of the non-profit Yale Law Journal Corporation until June 2007. From 1990 to 2004, Professor Macey was the J. DuPratt White Professor of Law at Cornell Law School, and from 2002 to 2004, Professor of Law & Business Administration at the Johnson Graduate School of Business at Cornell University. From 1998 to 1999, Professor Macey was a director of Telxon Corporation, a designer, manufacturer, integrator and marketer of wireless and portable tele-transaction computers and systems. For ten years, Professor Macey served as Reporter for the American Bar Association's Committee on Corporate Laws' Model Business Corporation Act Revision Project, the principal professional body concerned with reforming and improving the statutes that govern corporate entities. In 1977, Professor Macey received a Bachelor of Arts degree in Economics, cum laude, from Harvard College, and in 1982, a Juris Doctor degree from the Yale Law School. In 1996, Professor Macey received a Ph.D. (Law) (honoris causa) from the Stockholm School of Economics.

For further information, contact:

Thomas Sandell
Sandell Asset Management Corp.
(212) 603-5700

ABOUT SANDELL ASSET MANAGEMENT CORP.

Sandell Asset Management Corp. is a multi-billion dollar global investment management firm, founded by Thomas E. Sandell, that focuses on global corporate events and restructurings throughout North America, Continental Europe, the United Kingdom, Latin America and the Asia-Pacific theatres. Sandell frequently will take an "active involvement" in facilitating financial or organization improvements accruing to the benefit of investors.

DISCLAIMER
This release is for general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may view it, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Sandell and are based on or derived from publicly-available information and third party reports with respect to Sybase, Inc. ("the Company").


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Sandell  has not  sought or  obtained  consent  from any third  party to use any statements or information as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from publicly-available sources or from any third party, are accurate.

Sandell shall not be responsible or have any liability for any misinformation contained in any publicly-available sources or third party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied from this letter. Any estimates, projections and pro forma information set forth are based on assumptions that Sandell believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. Sandell does not recommend the purchase or sale of any security.

Under no circumstances is this letter to be used or considered an offer to sell or a solicitation of an offer to buy any security. Sandell currently holds shares of common stock of the Company. Sandell manages funds and accounts that are in the business of buying and selling public securities. It is possible that there will be developments in the future that cause Sandell from time to time to sell all or a portion of its shares in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares.